Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for February 2024

Passenger traffic increased year-on-year by 5.7% in Mexico and 12.6% in Puerto Rico and decreased 3.4% in Colombia

Mexico City, March 6, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for February 2024 reached a total of 5.8 million passengers, representing an increase of 4.8% compared to February 2023.

Passenger traffic presented year-on-year increases of 5.7% in Mexico, 12.6% in Puerto Rico, while it decreased 3.4% in Colombia. Passenger traffic growth in Mexico was driven by a 10.9% increase in international traffic which more than offset a 1.3% decline in domestic traffic. Puerto Rico reported growth in both domestic and international traffic, up 12% and 17.9%, respectively. Passenger traffic in Colombia, remained impacted by the suspension of operations of two local airlines from the beginning of 2023, resulting in a 7.8% drop in domestic traffic, while international traffic improved 16.9% year-on-year.

All figures in this statement reflect comparisons between the period from February 1 to 29, 2024 and from February 1 to 28, 2023. It is noted that this year the month of February 2024 has one more day on the calendar. Traffic in Mexico and Colombia exclude passengers in transit and general aviation.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,404,744	3,599,822	5.7	7,179,451	7,471,557	4.1
Domestic Traffic	1,435,653	1,416,632	(1.3)	3,094,550	3,039,786	(1.8)
International Traffic	1,969,091	2,183,190	10.9	4,084,901	4,431,771	8.5
San Juan, Puerto Rico	874,406	984,244	12.6	1,903,333	2,097,374	10.2
Domestic Traffic	794,414	889,959	12.0	1,732,640	1,891,417	9.2
International Traffic	79,992	94,285	17.9	170,693	205,957	20.7
Colombia	1,233,907	1,191,695	(3.4)	2,714,897	2,523,476	(7.1)
Domestic Traffic	1,015,714	936,703	(7.8)	2,206,513	1,959,194	(11.2)
International Traffic	218,193	254,992	16.9	508,384	564,282	11.0
Total Traffic	5,513,057	5,775,761	4.8	11,797,681	12,092,407	2.5
Domestic Traffic	3,245,781	3,243,294	(0.1)	7,033,703	6,890,397	(2.0)
International Traffic	2,267,276	2,532,467	11.7	4,763,978	5,202,010	9.2

Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,435,653	1,416,632	(1.3)	3,094,550	3,039,786	(1.8)
CUN	Cancun	763,729	705,560	(7.6)	1,678,622	1,529,718	(8.9)
CZM	Cozumel	9,512	17,380	82.7	20,428	38,860	90.2
HUX	Huatulco	63,268	52,866	(16.4)	141,281	115,318	(18.4)
MID	Merida	250,908	249,509	(0.6)	525,251	527,201	0.4
MTT	Minatitlan	7,736	8,869	14.6	16,576	18,749	13.1
OAX	Oaxaca	103,072	115,819	12.4	218,388	244,912	12.1
TAP	Tapachula	38,845	44,735	15.2	78,781	98,842	25.5
VER	Veracruz	103,025	110,977	7.7	215,500	233,423	8.3
VSA	Villahermosa	95,558	110,917	16.1	199,723	232,763	16.5
International Traffic		1,969,091	2,183,190	10.9	4,084,901	4,431,771	8.5
CUN	Cancun	1,846,489	2,032,642	10.1	3,829,440	4,128,885	7.8
CZM	Cozumel	46,596	60,593	30.0	96,574	116,791	20.9
HUX	Huatulco	18,439	27,211	47.6	37,437	53,441	42.7
MID	Merida	30,083	31,235	3.8	59,945	62,807	4.8
MTT	Minatitlan	502	401	(20.1)	1,329	1,075	(19.1)
OAX	Oaxaca	16,812	18,515	10.1	37,215	39,994	7.5
TAP	Tapachula	1,755	1,064	(39.4)	3,498	2,782	(20.5)
VER	Veracruz	6,535	8,986	37.5	15,254	20,373	33.6
VSA	Villahermosa	1,880	2,543	35.3	4,209	5,623	33.6
Traffic Total Mexico		3,404,744	3,599,822	5.7	7,179,451	7,471,557	4.1
CUN	Cancun	2,610,218	2,738,202	4.9	5,508,062	5,658,603	2.7
CZM	Cozumel	56,108	77,973	39.0	117,002	155,651	33.0
HUX	Huatulco	81,707	80,077	(2.0)	178,718	168,759	(5.6)
MID	Merida	280,991	280,744	(0.1)	585,196	590,008	0.8
MTT	Minatitlan	8,238	9,270	12.5	17,905	19,824	10.7
OAX	Oaxaca	119,884	134,334	12.1	255,603	284,906	11.5
TAP	Tapachula	40,600	45,799	12.8	82,279	101,624	23.5
VER	Veracruz	109,560	119,963	9.5	230,754	253,796	10.0
VSA	Villahermosa	97,438	113,460	16.4	203,932	238,386	16.9

US Passenger Traffic, San Juan Airport (LMM)
	February		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	874,406	984,244	12.6	1,903,333	2,097,374	10.2
Domestic Traffic	794,414	889,959	12.0	1,732,640	1,891,417	9.2
International Traffic	79,992	94,285	17.9	170,693	205,957	20.7

Colombia Passenger Traffic Airplan
		February		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,015,714	936,703	(7.8)	2,206,513	1,959,194	(11.2)
MDE	Rionegro	781,793	689,754	(11.8)	1,683,609	1,418,967	(15.7)
EOH	Medellin	79,673	92,782	16.5	176,760	205,629	16.3
MTR	Monteria	112,591	113,143	0.5	253,776	246,224	(3.0)
APO	Carepa	15,337	14,131	(7.9)	31,385	27,572	(12.1)
UIB	Quibdo	24,683	24,791	0.4	56,496	55,286	(2.1)
CZU	Corozal	1,637	2,102	28.4	4,487	5,516	22.9
International Traffic		218,193	254,992	16.9	508,384	564,282	11.0
MDE	Rionegro	218,193	254,992	16.9	508,384	564,282	11.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,233,907	1,191,695	(3.4)	2,714,897	2,523,476	(7.1)
MDE	Rionegro	999,986	944,746	(5.5)	2,191,993	1,983,249	(9.5)
EOH	Medellin	79,673	92,782	16.5	176,760	205,629	16.3
MTR	Monteria	112,591	113,143	0.5	253,776	246,224	(3.0)
APO	Carepa	15,337	14,131	(7.9)	31,385	27,572	(12.1)
UIB	Quibdo	24,683	24,791	0.4	56,496	55,286	(2.1)
CZU	Corozal	1,637	2,102	28.4	4,487	5,516	22.9

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

- END -